

Mail Stop 3233

August 31, 2015

Via E-mail
Jonathan R. Brown
Chief Financial Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

> **Re:** **New Residential Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed August 10, 2015**
> **File No. 1-35777**

Dear Mr. Brown:

We have reviewed your June 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2015 letter.

Form 10-Q for the quarterly period ended June 30, 2015

Note 6. Investments in Servicer Advances, page 23

1.   We note that prior to your acquisition of the HLSS portfolio, Match funded advances recorded by Home Loan Servicing Solutions, Ltd. appear to have been presented separately from rights to MSRs. We further note that your Servicer Advances include the basic fee component. Please tell us how you recorded the Match funded advances and related MSRs acquired from HLSS including a separate discussion of each component (basic MSR, excess MSR and servicer advance) of the HLSS servicing portfolio.

2.   Additionally, we note your disclosure on page 95 which describes a material weakness related to the review and validation of assumptions used in establishing new valuation models. Please describe to us the changes made to your valuation methodologies including a detailed description in the assumptions and methodologies used in your valuation of the HLSS assets.

Note 14. Commitments and Contingencies

Litigation, page 48

3.   We note that you have not accrued for losses in connection with the HLSS Acquisition legal contingencies. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

Exhibits 31.1 and 31.2

4.   The certifications do not conform exactly to the certification in Item 601(b)(31)(i) of Regulation S-K. Please amend your filing to include both the introductory language required by paragraph 4 and include paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K. Please note that this comment also applies to the Form 10-K filed on March 2, 2015 and Form 10-Q filed on May 11, 2015.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3446 with any questions.

                                                Sincerely,

                                                /s/ Jaime G. John

                                                Jaime G. John
                                                Accounting Branch Chief
                                                Office of Real Estate and
                                                Commodities